Form 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report Of Foreign Private Issuer

Pursuant To Rule 13a-16 Or 15d-16 Of

The Securities Exchange Act Of 1934

For the month of January, 2018

Commission File Number: 001-14950

ULTRAPAR HOLDINGS INC.

(Translation of Registrant’s Name into English)

Avenida Brigadeiro Luis Antonio, 1343, 9º Andar

São Paulo, SP, Brazil 01317-910

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ____X____                                                     Form 40-F ________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ________                                                                    No ____X____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ________                                                                    No ____X____

ULTRAPAR HOLDINGS INC.

TABLE OF CONTENTS

ITEM

1.       Minutes of the Meeting of the Board of Directors

ULTRAPAR PARTICIPAÇÕES S.A.

Publicly Traded Company

CNPJ nº 33.256.439/0001- 39	NIRE 35.300.109.724

MINUTES OF THE MEETING OF THE BOARD OF DIRECTORS (01/2018)

Date, Time and Location:

January 29, 2018, at 2:30 p.m., at the Company’s headquarters, located at Av. Brigadeiro Luís Antônio, nr 1343, 9th floor, in the City and State of São Paulo.

Attendance:

Members of the Board of Directors, herein signed, including participation by conference call.

Decisions:

1.

Pursuant to article 28, item “p”, sub-item “iii”, of the Company’s Bylaws, the members of the Board of Directors approved the acquisition proposal submitted by the Management of the Company, through the Company’s wholly owned subsidiary Terminal Químico de Aratu S.A. - Tequimar, of the total capital stock of Teas Terminal Exportador de Álcool de Santos Ltda., owned by Raízen Energia S.A. and Raízen Araraquara Açúcar e Álcool Ltda. (together “Sellers”).

2.

The Executive Officers of the Company and its subsidiaries are hereby authorized to practice all acts and to execute all and any document required to the closing of the transaction, including the participation of Ultracargo Operações Logísticas e Participações Ltda. as a guarantor of the acquisition, as well as undertake all other acts or execute all other documents deemed necessary for the purposes set forth herein.

1

(Minutes of the Meeting of the Board of Directors of Ultrapar Participações S.A., held on January 29, 2018)

Observations: The deliberations were approved, with no amendments or reservations, by all the Board Members present.

As there were no further matters to be discussed, the meeting was closed, the minutes of this meeting were written, read and approved by all the undersigned members present.

Paulo Guilherme Aguiar Cunha – Chairman

Pedro Wongtschowski - Vice-Chairman

Lucio de Castro Andrade Filho

Alexandre Gonçalves Silva

Carlos Tadeu da Costa Fraga

Jorge Marques de Toledo Camargo

José Maurício Pereira Coelho

Nildemar Secches

Olavo Egydio Monteiro de Carvalho

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: January 30, 2018

ULTRAPAR HOLDINGS INC.

By: /s/ Andre Pires de Oliveira Dias____________________________________

Name: Andre Pires de Oliveira Dias

Title: Chief Financial and Investor Relations Officer

(Minutes of the Meeting of the Board of Directors)